April 9, 2026

Peter ter Kulve
Chief Executive Officer
Magnum Ice Cream Co N.V.
Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands

        Re: Magnum Ice Cream Co N.V.
            Registration Statement on Form F-1
            Filed on April 2, 2026
            File No. 333-294850
Dear Peter ter Kulve:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Denis Klimentchenko